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April 2, 2009


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3030
Washington, D.C. 20549
Attention:  Jeanne Bennett
            Brian Cascio

       Re:  Aehr Test Systems
            Form 10-K filed for the fiscal year May 31, 2008
            Form 10-Q filed for the quarters August 31 and November 30, 2008 File No. 0-22893

Ladies and Gentlemen:

        Aehr Test Systems (the "Company") provides this response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated March 3, 2009 (the "Staff Letter"), relating to the above-referenced Form 10-K and 10-Q's filed by the Company. In response to the Staff's comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to "we," "our" or "us" mean the Company or its advisors, as the context may require.

        In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;


   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A Controls and Procedures, page 55

        COMMENT 1: We note your disclosure in Item 9.A. on page 55 that "based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects


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U.S. Securities and Exchange Commission
April 2, 2009
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to the language that appears in the entire two-sentence definition of
"disclosure controls and procedures" set forth in Rule 13a-15(e).

        RESPONSE: In response to the Staff's comment, the Company will revise its disclosure in Item 9A in its future filings.

Exhibits 31.1 and 31.2

        COMMENT 2: We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 610(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file amendments to the Form 10-K and the Form 10-Q for the first and second quarter of fiscal 2009 to include certifications that include the required paragraphs. You may file abbreviated amendments to these documents that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

        RESPONSE: In response to the Staff's comment, the Company will file amendments to its Form 10-K and 10-Q for the first and second quarter of fiscal 2009 to amend the certifications.

        COMMENT 3: In addition, in future filings, including any amendments, please ensure that the wording of the certification is exactly the same as that provided at Item 601(b)(31)(i) of Regulation S-K. For example, in the Forms 10-K and 10-Qs, we note that you replaced the word "report" with the words "Annual Report" and "Quarterly Report", respectively. In the amendments, please revise to ensure that the certifications are consistent with the required wording.

        RESPONSE: In response to the Staff's comment, the Company will file amendments to its Form 10-K and 10-Q for the first and second quarter of fiscal 2009 to amend the certifications and will ensure in future filings that the wording of the certification is exactly the same as provided in Item 601(b)(31)(i) of Regulation S-K.



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U.S. Securities and Exchange Commission
April 2, 2009
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        Should you have any further questions or comments, please do not hesitate to contact me at (510) 623-9400.

                                            Sincerely,

                                            Aehr Test Systems


                                            /S/    GARY L. LARSON
                                            ----------------------------
                                                   Gary L. Larson
                                               Chief Financial Officer


cc:	Mario Rosati, Esq.
	Mark Reinstra, Esq.
	Wilson Sonsini Goodrich & Rosati, P.C.